Exhibit (a)(45)

UPDATE ON PROPOSED VOLUNTARY TENDER OFFER OF CASCAL N.V.

On June 1, 2010, Cascal, as required by Rule 14e-2 under the U.S. Securities Exchange Act of 1934, as amended, filed with the U.S. Securities and Exchange Commission (SEC) a Solicitation/Recommendation Statement on Schedule 14D-9. In the Solicitation/Recommendation Statement on Schedule 14D-9, Cascal stated that its board of directors unanimously recommends that stockholders (other than Biwater Investments, who, as previously disclosed, has already tendered the 17,868,543 shares of Cascal held by it in the tender offer, representing 58.4% of the issued and outstanding shares of Cascal, pursuant to the terms of the Tender Offer and Stockholder Support Agreement entered into between Biwater and Sembcorp) reject the Offer and not tender their Shares into the Offer. Sembcorp recommends that all of Cascal’s stockholders review the Solicitation/Recommendation Statement on Schedule 14D-9 carefully.